[Simpson Thacher & Bartlett LLP Letterhead]

VIA FACSIMILE AND EDGAR

August 7, 2006

Re:	Acceleration Request for Evercore Partners Inc.
Registration Statement on Form S-1 (File No. 333-134087)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention:    Gregory S. Dundas, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Evercore Partners Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 11:00 a.m., Washington D.C. time, on Thursday, August 10, 2006, or as soon as practicable thereafter. We ask, however, that the Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me (212-455-3986) or Vincent Pagano, Jr. (212-455-3125) with any questions.

Very truly yours,

/s/    Joshua Ford Bonnie

Joshua Ford Bonnie